Planning Force, Inc.

702 East 27th Avenue

Spokane, Washington 99203

(509) 747-2064

May 10, 2005

To:	Michele M. Anderson
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Planning Force, Inc.
Form SB-2 Registration Statement
File No.: 333-121598

Dear Ms. Anderson:

I am the President of Planning Force, Inc., a Nevada corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form SB-2 and amendments made thereto to May 13, 2005 at 9:00am Pacific Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact me at (509) 747-2064.

Sincerely,

/s/ Julie Morin

Julie Morin

President

Planning Force, Inc.